Pipelin2Space –Compliance Review
Video Script for DealMaker Campaign

< Professional Voiceover>

Imagine if we can deliver cargo as easily to space as a package to your doorstep.

Putting a satellite into space can cost tens of thousands to millions, and there's a wait list for years.

<Text over>

Rockets are High Cost Wait List for Years

< Professional Voiceover>

Pipeline2Space has developed a new hypersonic launch system to deliver cargo that will endlessly fill the supply chain to space.

<Text Over>

New Hypersonic Space Launch System

<Mark Russell – CEO/Founder Voiceover>

I'm Mark Russell, I'm an aerospace engineer and am founder and CEO of both Pipeline2Space and sister company Hypersciences. Hypersciences builds the big first stage underground launcher called the ram accelerator, and Pipeline2Space builds the small upper stages that boost cargo into space continuously in our atmospheric transit vehicle. Together, the Companies are revolutionizing access to space.

<Text Over>

Mark Russell, Founder, Aerospace Engineer – Pipeline2Space logo + HyperSciences

Logo HyperSciences builds underground ram accelerator launch engine

Pipeline2Space builds atmospheric transit vehicles (ATV) to carry satellites and cargo to space

Revolutionizing access to space

- *Disclaimer in footer: "Images used in this video are prototype phase, the Hypersonic Space Launch System is not currently available on the market.*

<Greg Seymour – Cofounder voiceover>

Hi – I'm Greg Seymour, I'm the Co-founder of Pipeline2Space. I'm also an aerospace engineer with over 35 years of aerospace industry experience.

What we're doing at Pipeline2Space is we're replacing that first stage booster with a ground system filled with propellant that's able to propel a space-bound vehicle through the propellant through the ground infrastructure and emerge at hypersonic velocity. From there, we have a small liquid rocket that takes it the rest of the way to space.

Pipelin2Space –Compliance Review
Video Script for DealMaker Campaign

<Text Over>

Greg Seymour, Co-Founder & Director, Aerospace Engineer

Clean Energy Propellant

- *Hydrogen*
- *Air*
- *Other clean gasses*

Underground Launch System

Disclaimer in footer: "Images used in this video are prototype phase, the Hypersonic Space Launch System is not currently available on the market

< Professional Voiceover>

We eliminate entirely the big first stage booster and change the entire paradigm for safe, low cost, on-demand space launch from land or sea.

< Text Over>

We eliminate entirely the big first stage booster

- *Low Risk*
- *Low Cost*
- *On Demand*
- *Space Launch*

< Professional Voiceover>

With the global space economy's value set to top 1 trillion dollars by 2040, Pipeline2Space believes that providing a faster, cleaner, less risky, low cost option for launching satellites and cargo multiple times a day represents a massive opportunity.

<Text Over>

Global Space Economy Value Predicted to Top $1Trillion by 2040

P2S Logo, Providing a faster, less risky, low cost option

For launching satellites and cargo multiple times a day

Represents a massive opportunity

< Professional Voiceover>

Pipeline2Space has the know-how to become the supply chain to space need to unlock this

opportunity.

Pipelin2Space –Compliance Review
Video Script for DealMaker Campaign

<Mark Russell – CEO/Founder Voiceover>

With founders and engineers from the original Blue Origin, Sea Launch, and Stratolaunch Team, and other space development companies, we have a team with the know how to transform space flight.

Our team has been working on developing the most amazing hypersonic launch system on the planet, allowing us to launch more frequently and at lower cost than any other system on the planet.

< Professional Voiceover>

Join us at Pipeline2Space.com as we embark on a mission to space.

<Text Over>

Be a part of the next big space revolution

P2S Logo, Pipeline2space.com

<ending>

<Text Under>

Read the Offering information before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered carefully.